Exhibit 8.1

LAW OFFICES

SILVER, FREEDMAN & TAFF, L.L.P.

A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

3299 K STREET N.W.
SUITE 100
WASHINGTON, D.C. 20007
PHONE: (202) 295-4500	WRITER’S DIRECT DIAL NUMBER
FAX: (202) 337-5502	(202) 295-4503
WWW.SFTLAW.COM

December 29, 2011

Board of Directors

HomeTrust Bank

10 Woodfin Street

Asheville, North Carolina 28801

RE:	Federal Income Tax Opinion Relating To The Conversion Of HomeTrust Bank, Clyde, North Carolina, From a Federal- Chartered Mutual Savings Bank To A Federal-Chartered Stock Savings Bank Under Section 368(a)(1)(F) of the Internal Revenue Code of 1986, As Amended

Gentlemen:

In accordance with your request set forth hereinbelow is the opinion of this firm relating to the federal income tax consequences of the conversion of HomeTrust Bank, Clyde, North Carolina (“Mutual”) from a federally-chartered mutual savings bank to a federally-chartered stock savings bank (“Stock Bank”) pursuant to the provisions of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the “Code”).

Capitalized terms used herein which are not expressly defined herein shall have the meaning ascribed to them in the Plan of Conversion adopted by the Board of Directors of Mutual on December 22, 2011(the “Plan”).

The following assumptions have been made in connection with our opinions hereinbelow:

1. The Conversion is implemented in accordance with the terms of the Plan and all conditions precedent contained in the Plan shall be performed or waived prior to the consummation of the Conversion.

2. No amount or a de minimus amount (i.e. substantially less than 1%) of the savings accounts and deposits of Mutual, as of the Eligibility Record Date or the Supplemental Eligibility Record Date, will be excluded from participating in the liquidation account of Stock Bank.

December 29, 2011

3. Immediately following the consummation of the proposed transaction, Stock Bank will possess the same assets and liabilities as Mutual held immediately prior to the proposed transaction, plus substantially all of the net proceeds from the sale of its stock to Holding Company except for assets used to pay expenses of the Conversion. Stock Bank will only assume or pay those expenses of Mutual solely and directly related to the transaction in accordance with the guidelines established in Rev. Rul. 73 – 54, 1973 – 1 C. B. 187.

4. No cash or property will be given to deposit account holders in lieu of Subscription Rights or an interest in the liquidation account of Stock Bank.

5. There is no plan or intention for Stock Bank to be liquidated or merged with another corporation following the consummation of the Conversion.

6. The fair market value of each savings account plus an interest in the liquidation account of Stock Bank will, in each instance, be approximately equal to the fair market value of each savings account of Mutual plus the interest in the residual equity of Mutual surrendered in exchange therefor.

7. Holding Company has no plan or intention to sell or otherwise dispose any of the stock of Stock Bank received by it in the proposed transaction.

8. Both Stock Bank and Holding Company have no plan or intention, either currently or at the time of Conversion, to issue additional shares of common stock following the proposed transaction, other than shares that may be issued to employees and/or directors pursuant to certain stock option and stock incentive plans or that may be issued to employee benefit plans.

9. Assets used to pay expenses of the Conversion and all distributions (except for regular, normal interest payments and other payments in the normal course of business made by Mutual immediately preceding the transaction) will in the aggregate constitute less than 1% of the net assets of Mutual and any such expenses and distributions will be paid by Stock Bank from the proceeds of the sale of Conversion Stock.

10. All distributions to deposit account holders in their capacity as deposit account holders (except for regular, normal interest payments made by Mutual), will, in the aggregate, constitute less than 1% of the fair market value of the net assets of Mutual.

11. Mutual’s Eligible Account Holders and Supplemental Eligible Account Holders will pay expenses of the Conversion solely attributable to them, if any.

12. Mutual will have a positive regulatory net worth at the time of the Conversion.

December 29, 2011

13. The liabilities of Mutual assumed by Stock Bank (within the meaning of Section 357(d) of the Code) were incurred by Mutual in the ordinary course of business.

14. The fair market value of any property described in Section 362(e)(1)(B) of the Code transferred by Mutual to Stock Bank will equal or exceed the aggregate adjusted basis of such property immediately prior to the transaction.

15. There will be no purchase price advantage for Mutual’s deposit account holders who purchase Conversion Stock.

16. None of the compensation to be received by any deposit account holder-employees of Mutual or Holding Company will be separate consideration for, or allocable to, any of their deposits in Mutual. No interest in the liquidation account of Stock Bank will be received by any deposit account holder-employees as separate consideration for, or will otherwise be allocable to, any employment agreement, and the compensation paid to each deposit account holder-employee, during the twelve-month period preceding or subsequent to the Conversion, will be for services actually rendered and will be commensurate with amounts paid to the third parties bargaining at arm’s-length for similar services. No shares of Conversion Stock will be issued to or purchased by any deposit account holder-employee of Mutual or Holding Company at a discount or as compensation in the proposed transaction.

17. No creditors of Mutual or the depositors in their role as creditors, have taken any steps to enforce their claims against Mutual by instituting bankruptcy or other legal proceedings, in either a court or appropriate regulatory agency, that would eliminate the proprietary interests of the Members prior to the Conversion of Mutual including depositors as the equity holders of Mutual.

18. The proposed transaction does not involve the payment to Stock Bank or Mutual of financial assistance from federal agencies within the meaning of Notice 89-102, 1989-40 C.B. 1.

19. On a per share basis, the purchase price of Conversion Stock will be equal to the fair market value of such stock at the time of the completion of the proposed transaction.

OPINION

Based solely on the assumptions set forth hereinabove and our analysis and examination of applicable federal income tax laws, rulings, regulations, and judicial precedents, we are of the opinion that if the transaction is undertaken in accordance with the above assumptions:

(1) The Conversion will constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Code. Neither Mutual nor Stock Bank will recognize any gain or loss as a result of the transaction (Rev. Rul. 80-105, 1980-1 C.B. 78). Mutual and Stock Bank will each be a party to a reorganization within the meaning of Section 368(b) of the Code.

December 29, 2011

(2) Stock Bank will recognize no gain or loss upon the receipt of money and other property, if any, in the Conversion, in exchange for its shares. (Section 1032(a) of the Code).

(3) No gain or loss will be recognized by Holding Company upon the receipt of money for Conversion Stock. (Section 1032(a) of the Code).

(4) The basis of Mutual’s assets in the hands of Stock Bank will be the same as the basis of those assets in the hands of Mutual immediately prior to the transaction. (Section 362(b) of the Code).

(5) Stock Bank’s holding period of the assets of Mutual will include the period during which such assets were held by Mutual prior to the Conversion. (Section 1223(2) of the Code).

(6) The creation of the liquidation account on the records of Stock Bank will have no effect on Mutual’s or Stock Bank’s taxable income, deductions, or additions to the reserve for bad debts.

(7) No income will be recognized by Holding Company on the distribution of Subscription Rights unless the issuance of the Subscription Rights results in gain to recipients thereof. It is more likely than not that no income will be recognized by Holding Company on the distribution of Subscription Rights.

(8) It is more likely than not that the fair market value of the Subscription Rights is zero. Thus, it is more likely than not that no gain will be recognized by Eligible Account Holders, Supplemental Account Holders or Other Members upon their receipt of Subscription Rights. Gain, if any, realized by the aforesaid account holders and Other Members will not exceed the fair market value of the Subscription Rights received. If gain is recognized by account holders and Other Members upon the distribution to them of Subscription Rights, the Holding Company could also recognize income on the distribution of Subscription Rights. No gain should be recognized by the recipients of Subscription Rights or Holding Company upon the exercise of Subscription Rights.

(9) A depositor’s basis in his deposit accounts of Stock Bank will be the same as the basis of his deposit accounts in Mutual. (Section 1012 of the Code). The basis of the interest in the liquidation account of Stock Bank received by Eligible Account Holders and Supplemental Eligible Account Holders will be equal to the cost of such property, i.e., the fair market value of the proprietary interest in Mutual, which in this transaction we believe to have no fair market or ascertainable value.

(10) The basis of Conversion Stock to its shareholders will be the purchase price thereof. (Section 1012 of the Code).

December 29, 2011

(11) A shareholder’s holding period for Conversion Stock acquired through the exercise of the Subscription Rights shall begin on the date on which the Subscription Rights are exercised. (Section 1223(6) of the Code). The holding period for the Conversion Stock purchased pursuant to the Direct Community Offering or Syndicated Community Offering will commence on the date following the date on which such stock is purchased. (Rev. Rul. 70-598, 1970-2 C.B. 168).

(12) Regardless of any book entries that are made for the establishment of the liquidation account, the reorganization will not diminish the accumulated earnings and profits of Mutual available for the subsequent distribution of dividends, within the meaning of Section 316 of the Code. Section 1.312-11(b) and (c) of the Regulations. Stock Bank will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of Mutual as of the date of Conversion.

(13) The reasoning in support of our opinions in paragraph 7 and 8 is set forth hereinbelow. We understand that the Subscription Rights will be granted at no cost to recipients, will be legally non-transferable, will be of short duration, and will only entitle recipients to purchase Conversion Stock at fair market value, being the same price to be paid by the general public in the Direct Community Offering or Syndicated Community Offering. We also note that the Internal Revenue Service has not in the past concluded that subscription rights in like transactions have any value. In addition, we are relying on a letter from Feldman Financial Advisors, Inc. to you stating its belief that the Subscriptions Rights do not have any ascertainable value at the time of distribution or at the time the rights are exercised in the Subscription Offering. Based on the foregoing, we believe it is more likely than not that the Subscription Rights have no value.

The above opinions are effective to the extent that Mutual is solvent. Based upon our review of the financial statements of Mutual and related financial information provided to us by Mutual, we have concluded that Mutual is solvent as of the date hereof. No opinion is expressed about the tax treatment of the transaction if Mutual is not solvent, which determination is made at the end of the tax year in which the transaction is consummated.

No opinion is expressed as to the tax treatment of the transaction under the provisions of any of the other sections of the Code and Income Tax Regulations which may also be applicable thereto, including without limitation, whether the transaction results in an ownership change under Section 382 of the Code subjecting the pre-change losses of Mutual to the restrictions and limitations of Section 382 of the Code, or to the tax treatment of any conditions existing at the time of, or effects resulting from, the transaction which are not specifically covered by the opinions set forth above.

December 29, 2011

We hereby consent to the filing of this opinion as an exhibit to regulatory filings and applications seeking approval of the Conversion from the Federal Reserve and the OCC, and to Holding Company’s Registration Statement as filed with SEC.

Respectfully submitted,

/s/ SILVER, FREEDMAN & TAFF, L.L.P.

SILVER, FREEDMAN & TAFF, L.L.P.